FORM 51-102F3

MATERIAL CHANGE REPORT

1. Name and Address of Company

Peak Fintech Group Inc.

550 Sherbrooke West West Tower, Suite 265 Montreal, Québec H3A 1B9

2. Date of Material Change March 12, 2021

3. News Release

New release was disseminated on March 12, 2021 through Newsfile Corp.

4. Summary of Material Change

Peak Fintech Group Inc. ("Peak" or the "Company") announced a short form prospectus public offering.

5. Full Description of Material Change

Peak announced that is has obtained a receipt for a preliminary short form prospectus dated March 11, 2021 (the "Prospectus") from the securities regulatory authority in the province of Quebec in connection with a marketed public offering (the "Offering") of units of the Company (the "Units") for aggregate gross proceeds of a minimum of $12,000,000 and a maximum of $15,000,000. The Offering is being led by Mackie Research Capital Corporation (the "Agent") as lead agent and sole bookrunner on a 'commercially reasonable efforts' basis.

The net proceeds raised under the Offering will be used by the Company to help expand its services in China related to some recently announced partnerships, to expand its services to markets outside of China, as well as for working capital and general corporate purposes.

Each Unit shall be comprised of one common share of the Company (a "Unit Share") and one half of one common share purchase warrant of the Company (a "Warrant"). Each whole Warrant will be exercisable into one common share of the Company (a "Warrant Share") at an exercise price to be determined in the context of the market for a period of 24 months from the date of issuance thereof. The offering price of each Unit (the "Offering Price"), and the exercise price of each Warrant will be determined in the context of the market prior to the filing of the final short form prospectus in respect of the Offering.

The Company has granted the Agent an option (the "Over-Allotment Option") to purchase such number of additional Units as is equal to 15% of number of Units sold pursuant to the maximum Offering at the Offering Price, which Over-Allotment Option will be exercisable at any time up to 48 hours prior to the Closing Date (as defined below).

The Offering is expected to close on March 22, 2021 or such other date or dates as may be determined by the Company and the Agent (the "Closing Date") and is subject to certain conditions including, but not limited to the execution of an agency agreement in respect of the Offering and the receipt of all necessary regulatory approvals including the approval of the Canadian Securities Exchange (the "Exchange") and the applicable securities regulatory authorities.

The Company has given notice to list the Unit Shares and the Warrant Shares (including the Unit Shares and Warrant Shares issuable upon exercise of the Over-Allotment Option) on the Exchange. Listing will be subject to the Company fulfilling all of the requirements of the Exchange. A copy of the Prospectus is available under the Company's profile at www.sedar.com.

The Units are to be offered on a commercially reasonable efforts agency basis through the Agent by way of short form prospectus to be filed in the provinces of Quebec, British Columbia, Alberta and Ontario. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

6. Reliance on subsection 7.1(2) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

7. Omitted Information

No information has been omitted on the basis that it is confidential information.

8. Executive Officer

For more information, contact Johnson Joseph, President and CEO at 514-340-7775 ext.: 501 or investors@peakfintechgroup.com.

9. Date of Report

 March 18, 2021.

Forward-Looking Statements / Information:

This material change report may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward- looking information contained in this material change report, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

The Exchange has neither approved nor disapproved the contents of this material change report and accepts no responsibility for the adequacy or accuracy hereof.